Response to Item 77D

Eaton Vance VT Worldwide Health
Sciences Fund

The Fund was liquidated on September 17,
2010. In a supplement dated May 14, 2010 to the prospectus dated May 1, 2010, it was disclosed that the Board of Trustees of Eaton
Vance Variable Trust voted On April 26,
2010 to liquidate and terminate the Fund.
Effective May 14, 2010, the Fund
discontinued all sales of its shares, except shares purchased by separate accounts of insurance companies and qualified pension and retirement plans that have selected the Fund as an investment option prior to May
14, 2010.  The supplement to the Fund's
prospectus and the prospectus as well, filed pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

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